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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 20)


                              AVATAR HOLDINGS INC.
                              --------------------
                                (Name of Issuer)


COMMON STOCK, $1.00 PAR VALUE                                    053494-10-0
-----------------------------                                    -----------
(Title of class of securities)                                  (CUSIP number)


                             ROBERT TODD LANG, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
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           (Name, address and telephone number of person authorized to receive notices and communications)


                                  JULY 31, 2003
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


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

--------------------------------------------------------------------------                 ----------------------------------------
CUSIP No. 053494 10 0                                                           13D                                 Page 2
--------------------------------------------------------------------------                 ----------------------------------------
--------------- ---------------------------------------------------------- --------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                  ODYSSEY PARTNERS, L.P.
                ---------------------------------------------------------- --------------------------------------------------------
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------- ------------------------------------------------------------------------------------------------------------ ------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (A) [X]
                                                                                                                       (B) [_]
--------------- -------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ------------------------------------ ------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                     N/A

--------------- ------------------------------------------------------------------------------------------------------------ ------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
--------------- ---------------------------------------------------------- --------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      DELAWARE

--------------------------- -------- ----------------------------------------------------- ----------------------------------------
        NUMBER OF              7     SOLE VOTING POWER:                                    2,107,763
          SHARES
                            -------- ----------------------------------------------------- ----------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                                  0
         OWNED BY
                            -------- ----------------------------------------------------- ----------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                               2,107,763
        REPORTING
                            -------- ----------------------------------------------------- ----------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER:                             0

--------------- -------------------------------------------------------------------------- ----------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   2,107,763

--------------- ------------------------------------------------------------------------------------------------------------ ------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                        [_]

--------------- ------------------------------------------------------------------------------------------------------------ ------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                          24.1%

--------------- ---------------------------------------------------------- --------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                  PN

--------------- ---------------------------------------------------------- --------------------------------------------------------





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
--------------------------------------------------------------------------                 ----------------------------------------
CUSIP No. 053494 10 0                                                           13D                                 Page 3
--------------------------------------------------------------------------                 ----------------------------------------

--------------- ---------------------------------------------------------- --------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                  JACK NASH
                ---------------------------------------------------------- --------------------------------------------------------
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------- ------------------------------------------------------------------------------------------------------------ ------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [X]
                                                                                                               (B) [_]
--------------- -------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ------------------------------------ ------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                     N/A

--------------- ------------------------------------------------------------------------------------------------------------ ------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
--------------- ---------------------------------------------------------- --------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      UNITED STATES OF AMERICA

--------------------------- -------- ----------------------------------------------------- ----------------------------------------
        NUMBER OF              7     SOLE VOTING POWER:                                    442
          SHARES
                            -------- ----------------------------------------------------- ----------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                                  2,107,763
         OWNED BY
                            -------- ----------------------------------------------------- ----------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                               442
        REPORTING
                            -------- ----------------------------------------------------- ----------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER:                             2,107,763

--------------- -------------------------------------------------------------------------- ----------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   2,108,205

--------------- ------------------------------------------------------------------------------------------------------------ ------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

--------------- ------------------------------------------------------------------------------------------------------------ ------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                          24.1%

--------------- ---------------------------------------------------------- --------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                  IN

--------------- ---------------------------------------------------------- --------------------------------------------------------




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
           This Amendment No. 20 amends the Schedule 13D filed by Odyssey Partners, L.P. ("Odyssey"), with respect to the beneficial ownership of common stock, $1.00 par value ("Common Stock") of Avatar Holdings Inc. (the "Issuer").

Item 2.    Identity and Background.

           This statement is filed on behalf of Odyssey and Jack Nash. Odyssey and Jack Nash are referred to herein collectively as the "Reporting Persons," and may be deemed to constitute the members of a "group".

           Leon Levy, a general partner of Odyssey and the Chairman of the Board of the Issuer died on April 6, 2003. As a result, he is no longer a general partner of Odyssey and therefore, is no longer deemed to beneficially own the Common Stock owned by Odyssey. The Estate of Leon Levy retains an interest in Odyssey but does not have any voting or dispositive power with respect to the Common Stock beneficially owned by Odyssey.

           Odyssey has five general partners (individually a "General Partner" and collectively, the "General Partners"): Jack Nash, Joshua Nash, Stephen Berger, Brian Wruble and Nash Family Partnership, L.P., a New York limited partnership.

           Odyssey's principal executive office is located at 280 Park Avenue, New York, NY 10017. The business address of each General Partner is 280 Park Avenue, New York, NY 10017.

           Jack Nash also serves as the Chairman of the Board of Directors of the Issuer.

Item 4.    Purpose of Transaction.

           The Reporting Persons have acquired the securities of the Issuer for investment purposes. The Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market, in privately negotiated transactions with third parties or otherwise. Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

           Jack Nash is a general partner of Odyssey and Chairman of the Issuer's Board of Directors. Accordingly, the Reporting Persons will be in a position to influence the management, operations and activities of the Issuer.

           Except as set forth above, the Reporting Persons have no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover page of this Amendment No. 20 are incorporated herein by reference. As of the close of business on August 1, 2003, Odyssey beneficially owned 2,107,763 shares of Common Stock, representing approximately 24.1% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 8,733,885, being based on the number of shares outstanding as of July 31, 2003, as reported as reported by the Issuer in its press release issued on August 1,
2003).

           As of the close of business on August 1, 2003, Jack Nash beneficially owned 2,108,205 shares of Common Stock (composed of (i) 442 shares of Common Stock owned by him and (ii) 2,107,763 shares of Common Stock beneficially owned by Odyssey for which Mr. Nash may be deemed to be the beneficial owner as described in Item 5(b) hereof), representing approximately 24.1% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 8,733,885, being based on the number of shares outstanding as of July 31, 2003, as reported as reported by the Issuer in its press release issued on August 1,
2003).

           To the best knowledge of Odyssey, none of the General Partners (other than Jack Nash) own any shares of Common Stock, other than indirectly, as a general partner of Odyssey.

           (b) The responses of each of the Reporting Persons to (i) Rows (7) through (10) of the cover page of this Amendment No. 20 and (ii) Item 5(a) hereof are incorporated herein by reference. All General Partners (excluding the Nash Family Partnership, L.P.) share voting and dispositive power over the shares of Common Stock. Each General Partner of Odyssey (including Jack Nash) may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Odyssey for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because each shares voting and investment power over such shares with the other General Partners of Odyssey. Pursuant to Rule 13d-4 under the Exchange Act, each General Partner (including Jack Nash) hereby expressly disclaims beneficial ownership of such shares to the extent such beneficial ownership exceeds such General Partner's fractional interest therein as a general partner of Odyssey, which fractional interest is not presently determinable.

           (c) - (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Jack Nash is a general partner of Odyssey and the Chairman of the Board of Directors of the Issuer. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

Item 7.    Materials to be Filed as Exhibits.

    Exhibit 1 Joint Filing Agreement between Jack Nash and Odyssey Partners, L.P., dated August 4, 2003.



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
                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 4, 2003



                                     ODYSSEY PARTNERS, L.P.

                                     By: /s/ Jack Nash
                                         ---------------------------------
                                         Name: Jack Nash
                                         Title: General Partner




                                         /s/ Jack Nash
                                         --------------------------------
                                         Jack Nash












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
                                  EXHIBIT INDEX

Exhibit No.

Exhibit 1 Joint Filing Agreement between Jack Nash and Odyssey Partners, L.P., dated August 4, 2003.























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